SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: June 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

BELL CANADA RENEWS $3 BILLION MTN PROGRAM

Montréal (Québec), June 9, 2005 - Bell Canada today announced the filing, with the various securities regulatory authorities in all the provinces of Canada, of a prospectus supplement to a short form base shelf prospectus dated June 8, 2005.

This filing was made to renew Bell Canada's Medium Term Notes (MTN) program and will enable Bell Canada to offer up to $3 billion of MTN Debentures from time to time over a two-year period. Consistent with past practices, the MTN program was renewed so as to continue to provide Bell Canada with financial flexibility and efficient access to Canadian capital markets.

Bell Canada also entered into a dealer agreement with BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., Desjardins Securities Inc., Merrill Lynch Canada Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. under which the dealers have agreed to act as agents, principals or underwriters with respect to the future offering of the MTN Debentures.

About Bell Canada

Bell Canada, Canada's national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and satellite television service. Bell Canada is wholly owned by BCE Inc. For more information, please visit www.bell.ca.

For further information:

Nessa Prendergast Investor Relations (514) 391-2007 1 877 391-2007 nessa.prendergast@bell.ca	Thane Fotopoulos Media Relations (514) 870-4619 thane.fotopoulos@bell.ca

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: June 9, 2005